Exhibit 4.57

RENEWAL OF EMPLOYMENT AGREEMENT

Richard Chen

Mind Trade Assets Limited

c/o eLong, Inc.

3rd Floor, Xingke Plaza B

10 Jiu Xian Qiao Road

Chao Yang District

Beijing 100016, PRC

September 13, 2007

Dear Richard:

This letter agreement for renewal of employment (the “Renewal Agreement”) confirms the terms and conditions for renewal of your employment agreement with eLong, Inc. ( the “Company”), and InterActive Corp (“IAC”, to which Expedia, Inc. (“Expedia”) is the successor-in-interest), which agreement was signed as of July 25, 2004 and which expires on August 4, 2007 (the “Employment Agreement”).

1. Ongoing Validity of Terms. With the exception of those terms and conditions of the Employment Agreement that are expressly modified pursuant to this Renewal Agreement, the terms and conditions of the Employment Agreement shall remain valid and binding on the parties.

2. Renewal Term. The term for renewal of the Employment Agreement shall be from August 5, 2007 (the “Renewal Date”) to December 15, 2007 (the “Expiry Date”).

3. Termination of Role and Duties as eLong CTO; Ongoing Obligations.

(a) From the Renewal Date through September 15, 2007 (the “Transition Date”), you will remain the Chief Technology Officer (“CTO”) of the Company. Following the Transition Date, you will no longer be the Company’s CTO, but you will be a non-executive employee of the Company whose duties will include but not be limited to:

(i) assisting the Company in ensuring smooth transition of your former duties, including supporting orderly operations of the Company’s technology platforms;

(ii) assisting the Company in training and integrating your successor, Ken Liao, to the Company’s relevant technology, software, hardware, and staff;

(iii) liaising with the Company’s key technology suppliers, upon reasonable request;

(iv) assisting with technology due diligence on potential cooperation partners;

(v) assessing research and development and related initiatives; and

(vi) other duties reasonably requested by the Company’s CEO or CFO.

You will cooperate with the Company when, as and if reasonably requested by the Company, in connection with the transition of your former duties as the Company’s CTO. Following the Transition Date you will not be required to be present in the Company’s offices each of the working days prior to the Expiry Date; however, upon reasonable advance request by the Company you shall make yourself available by telephone, e-mail, or in person in order to assist with such duties set out above. Effective as of the Transition Date, you will no longer be entitled to access the eLong executive support services, and the Company will no longer provide you with material non-public information except as may be necessary for you to perform your duties set forth herein.

(b) Subject to your performance of your duties set forth above and herein, you will receive US$105,000 (which figure includes benefits and reimbursements) per annum, pro rated, for your service from the Renewal Date to the Expiry Date (the “Renewal Period”), being a gross total of US$37,008, subject to your provision of relevant receipts and subject to the other conditions set forth in your Employment Agreement. This sum shall be payable in accordance with the normal payroll policies of the Company. Through the Expiry Date you will also be entitled to the employee healthcare coverage set forth in your Employment Agreement.

4. No Severance Obligation. Pursuant to Section 6 (d) of the Employment Agreement, the expiration of the renewed term of your employment with the Company on the Expiry Date, and your cessation as an employee of the Company as of such date shall neither be considered a termination for Good Reason (as defined in the Employment Agreement) nor a termination without Cause (as defined in the Employment Agreement). As a result, you will not be entitled to receive any severance benefits pursuant to Section 6 (d) of the Employment Agreement upon such event.

5. Amendment and Acknowledgement.

You and eLong both agree that the first section of Section 1 of the Employee Obligations Agreement dated July 25, 2004 between you and each of the Company and eLongNet Information Technology (Beijing) Co. Ltd. shall be amended as follows:

“During my employment with eLong and continuing until September 15, 2008, (one year from the Transition Date (September 15, 2007) stated in my August 5, 2007 employment renewal agreement) I will not, on my own behalf, or as owner, manager, stockholder (other than as stockholder of less than 2% of the outstanding stock of a company that is publicly traded or listed on a stock exchange), consultant, director, officer or employee of or in any other manner connected with any business entity, participate or be involved in any Competitor without the prior written authorization of eLong. “Competitor” means an entity or business that is engaged in the development, operation or marketing of any travel business targeted in China. For each year or portion thereof following termination of my employment during which the provisions of this Section 1 apply, eLong shall pay me US$10,000, which amount I acknowledge to be reasonable compensation for undertaking this non-competition obligation.”

Except for the above amendment to Section 1, the Employee Obligations Agreement shall remain in full force and effect.

You also agree that in order to receive the benefits set forth in this Renewal Agreement, you will execute and deliver to eLongNet Information Technology (Beijing) Co. Ltd. an amended and restated Employee Non-Competition, Non-Solicitation, Confidential Information and Work Product Agreement in the form agreement attached hereto as Annex 1 (the “WFOE Obligations Agreement”). The WFOE Obligations Agreement will be translated into Chinese and you agree to execute such translated agreement. In the event that there is any conflict between the English version of the WFOE Obligations Agreement and the translated version, the provisions of the English version of the WFOE Agreement shall be binding on all parties.

6. Board Approval. You hereby agree and acknowledge that the terms and provisions of this Renewal Agreement are subject to the approval of the Board of Directors of the Company (the “Board”) and to the extend this Renewal Agreement is not approved by the Board by September 30, 2007, this Renewal Agreement shall be terminated and shall be of no force or effect.

7. Ongoing Cooperation. After the Renewal Period, you agree to make yourself reasonably available to the Company to cooperate with and assist the Company and any subsidiary or affiliated Chinese entity as reasonably requested with respect to any matter in which you were or are involved during your employment with the Company.

8. Notice. Any notice to be provided by one party under this Agreement to another party shall be in writing to the addresses set forth below, or to such other addresses as have been provided by the relevant party in writing:

1) If to Richard Chen:

Mobile phone: (86) 13910768181;

Personal email address:

renzhongchen@gmail.com

2) If to eLong: Tel: 5860-2288;

Mail: Attn: Legal Department

eLong, Inc.

3rd Floor, Xingke Plaza B

10 Jiu Xian Qiao Road

Chao Yang District

Beijing 100016, PRC

9. Governing Law. This Renewal Agreement, together with the Employment Agreement, shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among residents of the State of New York entered into and to be performed entirely within the State of New York. This governing law provision hereby amends the governing law provision set forth in the Employment Agreement.

Any controversy or claim arising out of or relating to this Renewal Agreement shall be settled in accordance with Section 9(b) and (c) of the Employment Agreement. Any controversy or claim arising out of or relating to the Employee Obligations Agreements shall be settled in accordance with Section 8(b) of the Employee Obligations Agreements.

You agree that should any of the provisions of this Letter Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby.

If, after review, you agree to and accept the terms and conditions of this Renewal Agreement, please sign and return the enclosed copy of this Renewal Agreement.

Sincerely,

/s/ Hal Fiske
Hal Fiske
eLong, Inc. General Counsel,
for:
Henrik Kjellberg
eLong, Inc. Interim CEO
Chairman of the Board of Directors

AGREED AND ACCEPTED:

We hereby accept and agree to all of the terms and provisions of this Renewal Agreement.

/s/ Richard Chen
Richard Chen
Date: September 13, 2007

EXPEDIA, INC. (for purposes of Section 5 above only)

By:
Name:
Title:
Date:

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